Direct Dial: (972) 628-3653	E-mail: jmcphaul@munckwilson.com

December 17, 2014

Mr. Terence O’Brien
Branch Chief
Securities and Exchange Commission
100 F. Street Northeast
Washington, D.C.  20549

Re:	Bonamour, Inc. Form 10-K Filed March 31, 2014 File No. 0-53186

Dear Mr. O’Brien:

This letter is being sent on behalf of Bonamour, Inc. (the “Company”) in response to your letter addressed to Nathan Halsey, President, Chief Executive Officer and Secretary of the Company, dated October 24, 2014 (the “Letter”). Set forth below are the responses of the Company to each of the comments contained in the Letter.  For ease of reference, each comment in your Letter has been repeated below and numbered, and the responses set forth below each comment.  An amendment to the Company’s Form 10-K for the year fiscal ended December 31, 2013 (“Form 10-K/A) reflecting the Company’s responses is being concurrently filed on the date hereof.

Business, page 2

1.           Please amend your Form 10-K to (i) clearly state that your operations for the period ended December 31, 2013, have been limited to the sale of goods to BAI, your sole customer and controlling shareholder; (ii) to disclose that “the right to develop the products sold by the Company is not proprietary” to the company and that through the Assignment of Trademark Rights, BAI “[sold], assign[ed] and transfer[red] to [you] the entire right, title and interest in and to the [BONAMOUR Mark] throughout the world; and (iii) to disclose that through the Trademark License Agreement your controlling shareholder has an exclusive right to use the BONAMOUR Mark in Asia in connection with the promotion, advertising, sale and distribution of the goods and services, and in connection with the operation of BAI’s business and that you may not use the mark in this territory.

Response: The Form 10-K/A contains amendments reflecting the disclosures referenced in this comment.

2.           We note your disclosure on page 4 that the 2011 order from BAI represents the only order for products since the Bonamour Acquisition and that this order was fulfilled in 2012. However, your disclosure on page 12 indicates that in 2013 you received $202,765 in revenue from sales to BAI. Please amend your Form 10-K: (i) by correcting the disclosure on page 4 that states that your only order form BAI was fulfilled in 2012 and disclosing that BAI made a separate order in 2013; (ii) to clarify what services you provided to BAI during the fiscal year ended December 31, 2013; and (iii) to clarify what revenues you generated from BAI during the fiscal year ended December 31, 2013. We note your response to comment four in our letter dated September 15, 2014.

Mr. Terence O’Brien
Securities and Exchange Commission
December 17, 2014

Response: The Form 10-K/A contains amendments reflecting the corrections and clarifications referenced in this comment.

3.           Please amend your Form 10-K by revising your disclosures on page 5 to state (i) when your relationship with Cosmetic Laboratories began; and (ii) what services Cosmetic Laboratories provided to you during fiscal year ended December 31, 2013.

Response: The Form 10-K/A contains amendments reflecting the disclosures referenced in this comment.

Results of Operations, page 12

4.           We note that you do not have any employees and that Mr. Halsey does not receive any compensation. We also note that on page 12 you state that you incurred approximately $62,000 in human resources costs. Please amend your Form 10-K to more fully describe the nature of these costs given that you do not have any employees or pay any compensation to your sole officer. Please amend the quarterly reports for the periods ended March 31, 2014 and June 30, 2014 to address this comment.

Response: The Form 10-K/A contains amendments reflecting the disclosures referenced in this comment. The Company will also undertake to amend its quarterly reports for the periods ended March 31, 2013 and June 30, 2014 to amend the any disclosures regarding human resources costs to address this comment.

Certain Relationships and Related Transactions, and Director Independence, page 18

5.           In light of your response to comment 4 in our letter dated September 15, 2014, please amend your Form 10-K to describe the loans, cash advances and/or vendor payments made by BAI to the company during fiscal year ended December 31, 2013. With respect to the vendor payments, please disclose when and how such amounts were repaid by you. Please also revise Note 4 to your financial statements accordingly as that disclosure appears inconsistent with your response to our prior comment four, and Note 3 to the footnotes accompanying the condensed financial statements for the quarterly period ended June 30, 2014, does not reflect disclosure for the period addressed in our comment.

Response: The Form 10-K/A contains amendments reflecting the disclosures referenced in this comment. The Company believes Notes to the financial statements filed with its Form 10-K/A and the Form 10-Q for the quarterly period ended June 30, 2014 to be consistent with the revised disclosures in “Item 13 – Certain Relationships and Related Transactions, and Director Independence” regarding loans, cash advances and vendor payments made to the Company (or on its behalf) by BAI.

Mr. Terence O’Brien
Securities and Exchange Commission
December 17, 2014

Statement of Operations, page F-3

6.           In the amended filing, please revise to label your sales as revenue from related parties on the face of the income statement and anywhere else in the filing you report revenue amounts.

Response: The Form 10-K/A contains amendments reflecting the disclosures referenced in this comment.

7.           In the amended filing, please clarify on page F-7 how you determined that the selling price is fixed and determinable in transactions between you and Mr. Halsey’s other controlled company – BAI. In this regard, it is not clear how you can reasonably determine which components are revenue as opposed to capital transactions unless there is objective evidence substantiating the fair value of the products “sold” to BAI.

Response: The Form 10-K/A contains amendments reflecting the disclosures referenced in this comment.

The Company believes the above responses, the Form 10-K/A and the forthcoming amendments to the Company’s quarterly reports for the periods ended March 31, 2013 and June 30, 2014 address all of the Staff’s comments.  If you have any questions or further comments regarding the Company’s responses to your comments, please contact the undersigned at (972) 628-3653.

Sincerely, /s/ Jeffrey M. McPhaul Jeffrey M. McPhaul

cc:          Mr. Nathan Halsey